Primary Business Name: BLUE OCEAN ATS   **BD Number: 306512**

BD - AMENDMENT

07/19/2023

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
BLUE OCEAN FINANCIAL TECHNOLOGY PTE. LTD.	FE	BLUE OCEAN TECHNOLOGIES, LLC	MEMBER	12/2016	C	Y	N	FOREIGN
URBANA CORPORATION	FE	URBANA INTERNATIONAL INC.	SHAREHOLDER	04/2021	E	Y	Y	FOREIGN
URBANA INTERNATIONAL INC.	DE	BLUE OCEAN TECHNOLOGIES LLC	MEMBER	06/2021	C	Y	N	38-4179744